Financial Statement Certification

*Aggregate Offering Amount of $107,000 or less

I, Michael Ray, certify that the financial statements of [issuer/company name] included in this Form C offering are true and complete in all material respects.

Michael Ray Galleries was not in existence for the previous tax years and does not have income tax returns for any previous years.

I acknowledge that intentional misstatements or omissions of facts constitute federal criminal violations.

(signature)

Signature

Michael R. Eamotto

Printed Name

President

Title

Date ~~12/25/10~~ 4/11/18

Aggregate offering amount means the total amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Reg CF within the preceding 12-month period plus the current maximum offering amount.